Exhibit 99.1

LightInTheBox Reports First Quarter 2022 Financial Results

SHANGHAI, China, June 23, 2022 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

	Three Months Ended
	March 31,	March 31,	Year-over-Year %
In millions, except percentages	2021	2022	Change
Total revenues	$112.0	$93.8	(16.3)%
- Apparel sales	$59.1	$67.2	13.7%
Gross margin	46.6%	50.7%
Net income / (loss)	$1.4	$(5.5)
Adjusted EBITDA	$2.3	$(4.6)

	As of December 31,	As of March 31,
In millions	2021	2022
Cash, cash equivalents and restricted cash	$59.6	$42.8

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “Traditionally, the first quarter is slower in the e-commerce industry, but since the beginning of this year, we faced even more unprecedented challenges and macroeconomic uncertainties negatively affecting supply chain and consumer sentiment. To navigate the near-term headwinds and challenges, we continued to focus our efforts primarily on higher margin categories like apparel which we expect to continue to generate the majority share of total revenues this year. During the first quarter, apparel sales represented 71.7% of our total revenues, up by 13.7% to $67.2 million, compared with $59.1 million in the same quarter in the prior year. This is a testament to our strengths in apparel and the effective optimization of our product mix. Total revenues for the first quarter were $93.8 million, compared with $112.0 million in the same quarter of 2021 and gross margin improved to 50.7%, compared with 46.6% in the same quarter of 2021.

Despite the uncertainties in the first half of 2022, we continued to grow from strength-to-strength in our timely response strategies, supply chain restructuring and global coordination capabilities. We have grown stronger and more flexible to tap into more upside opportunities. We have come a long way to overcome all kinds of challenges and pressures over the past two years. We stand by our proven growth strategies to maintain competitive pricing on a wide selection of quality products. We will continue to invest in R&D and establish long-term close collaborations with our suppliers to offer the best value-for-money and globally sourced products on our shopping platforms.”

First Quarter 2022 Financial Results

Total revenues decreased 16.3% year-over-year to $93.8 million from $112.0 million in the same quarter of 2021. Revenues generated from product sales were $91.4 million, compared with $109.4 million in the same quarter of 2021. Revenues from services and others were $2.4 million, compared with $2.6 million in the same quarter of 2021. Included in product sales, revenues from apparel increased by 13.7% to $67.2 million in the first quarter of 2022, compared with $59.1 million in the same quarter of 2021. Revenues from apparel represented 71.7% of total revenues in the first quarter of 2022, and 52.8% in the same quarter of 2021.

Total cost of revenues was $46.3 million in the first quarter of 2022, compared with $59.8 million in the same quarter of 2021. Cost for product sales was $45.1 million in the first quarter of 2022, compared with $59.0 million in the same quarter of 2021. Cost for services and others was $1.2 million in the first quarter of 2022, compared with $0.8 million in the same quarter of 2021.

Gross profit in the first quarter of 2022 was $47.5 million, compared with $52.3 million in the same quarter of 2021. Gross margin was 50.7% in the first quarter of 2022, compared with 46.6% in the same quarter of 2021. The increase in gross margin was a result of the Company’s continuous efforts to optimize its product mix.

Total operating expenses in the first quarter of 2022 were $53.9 million, compared with $50.9 million in the same quarter of 2021.

•	Fulfillment expenses in the first quarter of 2022 were $6.9 million, compared with $7.2 million in the same quarter of 2021. As a percentage of total revenues, fulfillment expenses were 7.3% in the first quarter of 2022, compared with 6.5% in the same quarter of 2021 and 6.7% in the fourth quarter of 2021.

•	Selling and marketing expenses in the first quarter of 2022 were $39.0 million, compared with $35.6 million in the same quarter of 2021. As a percentage of total revenues, selling and marketing expenses were 41.6% for the first quarter of 2022, compared with 31.8% in the same quarter of 2021 and 36.3% in the fourth quarter of 2021.

•	G&A expenses in the first quarter of 2022 were $8.1 million, compared with $8.4 million in the same quarter of 2021. As a percentage of total revenues, G&A expenses were 8.6% for the first quarter of 2022, compared with 7.5% in the same quarter of 2021 and 11.1% in the fourth quarter of 2021. Included in G&A expenses, R&D expenses in the first quarter of 2022 were $4.6 million, compared with $4.9 million in the same quarter of 2021 and $4.9 million in the fourth quarter of 2021.

Loss from operations was $6.4 million in the first quarter of 2022, compared with income from operations of $1.4 million in the same quarter of 2021.

Net loss was $5.5 million in the first quarter of 2022, compared with net income of $1.4 million in the same quarter of 2021.

Net loss per American Depository Share (“ADS”) was $0.05 in the first quarter of 2022, compared with net income per ADS of $0.01 in the same quarter of 2021. Each ADS represents two ordinary shares.

In the first quarter of 2022, the Company’s basic weighted average number of ADSs used in computing net income per ADS was 113,053,635.

Adjusted EBITDA, which represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was negative $4.6 million in the first quarter of 2022, compared with income of $2.3 million in the same quarter of 2021.

As of March 31, 2022, the Company had cash and cash equivalents and restricted cash of $42.8 million, compared with $59.6 million as of December 31, 2021.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on June 23, 2022 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2886814. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 29, 2022. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	2886814

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
ASSETS
Current Assets
Cash and cash equivalents	55,942	40,575
Restricted cash	3,660	2,222
Accounts receivable, net of allowance for credit losses	1,625	385
Amounts due from related parties	2,730	2,745
Inventories	11,997	11,240
Prepaid expenses and other current assets	7,947	10,578
Total current assets	83,901	67,745
Property and equipment, net	3,312	3,042
Intangible assets, net	8,232	7,708
Goodwill	30,440	30,596
Operating lease right-of-use assets	11,584	13,575
Long-term rental deposits	1,218	1,181
Long-term investments	56,383	57,232
Other non-current assets	296	512
TOTAL ASSETS	195,366	181,591

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	23,535	12,797
Advance from customers	24,789	30,485
Operating lease liabilities	3,784	4,522
Accrued expenses and other current liabilities	57,819	51,742
Total current liabilities	109,927	99,546

Operating lease liabilities	7,864	9,810
Long-term payable	78	67
Deferred tax liabilities	517	517
Unrecognized tax benefits	13,101	13,169
TOTAL LIABILITIES	131,487	123,109

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,382	282,418
Treasury shares	(29,309)	(29,309)
Accumulated other comprehensive income	2,737	2,816
Accumulated deficit	(192,072)	(197,459)
Non-controlling interests	124	(1)
TOTAL EQUITY	63,879	58,482
TOTAL LIABILITIES AND EQUITY	195,366	181,591

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2021	2022
Revenues
Product sales	109,422	91,343
Services and others	2,625	2,425
Total revenues	112,047	93,768
Cost of revenues
Product sales	(59,032)	(45,070)
Services and others	(757)	(1,184)
Total Cost of revenues	(59,789)	(46,254)
Gross profit	52,258	47,514
Operating expenses
Fulfillment	(7,246)	(6,864)
Selling and marketing	(35,591)	(39,032)
General and administrative	(8,416)	(8,066)
Other operating income	363	66
Total operating expenses	(50,890)	(53,896)
Income / (Loss) from operations	1,368	(6,382)
Interest income	5	10
Interest expense	(4)	(2)
Other income, net*	31	862
Total other income	32	870
Income / (Loss) before income taxes	1,400	(5,512)
Income tax expense	(7)	-
Net income / (loss)	1,393	(5,512)
Less: Net income attributable to non-controlling interests	85	-
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	1,308	(5,512)

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	224,139,045	226,107,269
—Diluted	226,862,118	226,107,269

Net income / (loss) per ordinary share
—Basic	0.01	(0.02)
—Diluted	0.01	(0.02)

Net income / (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.01	(0.05)
—Diluted	0.01	(0.05)

*Other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2021	2022
Net income / (loss)	1,393	(5,512)

Less: Interest income	5	10
Interest expense	(4)	(2)
Income tax expense	(7)	-
Depreciation and amortization	(740)	(858)
EBITDA	2,139	(4,662)

Less: Share-based compensation	(140)	(36)
Adjusted EBITDA*	2,279	(4,626)

* Adjusted EBITDA represents income / (loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.